NEWS RELEASE

North American Palladium Announces Preliminary Third Quarter 2012

Production Results and Provides Development Update

Toronto, Ontario, October 15, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced its preliminary palladium production results for the third quarter ending September 30, 2012, as well as a development update on its Lac des Iles (“LDI”) mine expansion.

Lac des Iles Palladium Mine Production

In the third quarter of 2012, the LDI mine produced 37,908 ounces of payable palladium, bringing the nine month total to 119,685 ounces. The Company remains well positioned to achieve its annual production guidance of 150,000 to 160,000 ounces of palladium in 2012.

During the third quarter, the LDI mill processed 504,022 tonnes of ore, of which 172,879 tonnes came from underground sources (with an average palladium mill head grade of 5.20 grams per tonne), and 331,143 tonnes from surface sources (with an average palladium mill head grade of 2.35 grams per tonne). The combined average palladium mill head grade was 3.33 grams per tonne, and the palladium recovery was 77%.

Operations in the third quarter were somewhat affected by underground flooding that occurred in late August following a severe rainstorm, of similar magnitude to the rainstorm that occurred in May of this year. The improvements to LDI’s water management systems, which commenced following the first rainstorm, have been completed and are expected to limit the impact of flooding to underground operations in the future. The one-time costs that were incurred relating to pumping, as well as surface and underground mitigation efforts, are still under review.

The Company's third quarter 2012 financial results will be released in early November.

LDI Mine Expansion Development Update

The Company continues to make steady progress with its mine expansion development activities. With the substantial development investments already made, the capital spend is not expected to differ materially from the $116 million budget for the year.

The surface construction at the mine site is essentially completed, and most recently, the service hoist, auxiliary hoist and all the related power systems at the hoist house were successfully commissioned, including the main electrical substation. Mining of the first Offset Zone stope has commenced and the shaft sinking is in progress.

Management has recently conducted a comprehensive review of its development schedule with its contractors, and based on the current projected rates of advancement, can now provide further clarity on the timelines related to the full operation of the shaft in 2013. The Company expects to begin shaft commissioning by year-end, and expects the production hoist to be operational for hoisting Offset Zone ore at the beginning of the third quarter. The 3,500 tonne per day production target rate via shaft is expected to be reached by the end of the third quarter.

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More importantly, the stope development, which is critical to achieving the 2015 production rate of approximately 250,000 ounces of palladium per year, remains on schedule.

“With the significant development milestones accomplished to date, we have considerably reduced the risk of the project and remain confident in our ability to achieve the long-term production plan,” said Greg Struble, Vice President and Chief Operating Officer. “We will remain diligent in evaluating opportunities to optimize our development plans in order to have the shaft fully operational as early as possible in 2013.”

For the benefit of analysts and institutional investors who wish to engage in a more technical discussion regarding the development update, management will be hosting a conference call and live webcast today at 5:00 p.m. ET. The conference call and webcast details are as follows:

Date:	Monday, October 15, 2012
Time:	5:00 p.m. ET
Webcast:	www.nap.com
Live Call:	1-866-200-6965 or 1-416-849-5525 (passcode: 46716488#)
Replay:	1-866-206-0173 or 1-646-216-7204 (passcode: 277137#)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP's website. Alternative international toll-free and toll access dial-in numbers for global conference participants are available on NAP's website under the Conference Calls tab on the Investor Relations page.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

The preliminary production numbers are approximate figures and may differ from the final results included in the third quarter 2012 financial results.

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, the methods by which ore will be extracted and other statements that express management's expectations or estimates of future performance.

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Forward-looking statements are based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that there will be no significant disruptions affecting operations or development projects, that prices for key mining and construction supplies, including labour and electricity costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that metal prices and exchange rates will be consistent with the Company's expectations. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that operating costs, metal prices or foreign exchange rates may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles mine may not perform as planned and that the Offset Zone may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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